Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 12, 2014, by and between Iron Mountain Incorporated, a Delaware corporation (“IRM”), and Iron Mountain REIT, Inc., a Delaware corporation (“IRM REIT”).

RECITALS

WHEREAS, IRM has adopted an overall plan (the “REIT Conversion”) to reorganize its business operations to allow IRM to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes;

WHEREAS, the REIT Conversion contemplates, among other things, the merger of IRM with and into IRM REIT pursuant to this Agreement;

WHEREAS, as a result of the Merger (as defined in Section 1.1), IRM REIT will be renamed “Iron Mountain Incorporated” and will succeed to and continue to operate the existing business of IRM;

WHEREAS, Section 251 of the General Corporation Law of the State of Delaware, 8 Del. C. § 101, et seq. (the “DGCL”), authorizes the merger of a Delaware corporation with and into another Delaware corporation;

WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, the Board of Directors of IRM and the Board of Directors of IRM REIT each has determined that the Merger and this Agreement are advisable and in the best interests of each such corporation and its stockholders and each has approved this Agreement and the Merger on the terms and subject to the conditions set forth in this Agreement and directed that this Agreement be submitted to a vote of its stockholders.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

ARTICLE I
THE MERGER; CLOSING; EFFECTIVE TIME

1.1                               The Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3) and in accordance with Section 251 of the DGCL, IRM shall be merged with and into IRM REIT, and the separate corporate existence of IRM shall thereupon cease (the “Merger”), and IRM REIT shall be the surviving corporation of the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate existence of IRM REIT will continue unaffected by the Merger.

1.2                               The Closing.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at such time, date and place as the parties may agree but in no event prior to the satisfaction or waiver, where permitted, of the conditions set forth in Section 3.1 hereof. The date on which the Closing occurs is hereinafter referred to as the “Closing Date”.

1.3                               Effective Time.  Subject to the terms and conditions of this Agreement, following the Closing, the parties hereto shall, at such time as they deem advisable, cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware law in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as IRM and IRM REIT shall agree and specify in the Certificate of Merger (the “Effective Time”).

1.4                               Certificate of Incorporation and Bylaws.

(a)                                 The Certificate of Incorporation of IRM REIT, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, except that Article I shall be amended to read as follows: “The name of the corporation is Iron Mountain Incorporated (the “Corporation”).”

(b)                                 The Bylaws of IRM REIT, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, except that the name of the corporation therein shall be amended to “Iron Mountain Incorporated”.

1.5                               Directors and Officers of the Surviving Corporation. From and after the Effective Time, the persons serving as the directors and officers of IRM immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

ARTICLE II
EFFECTS OF THE MERGER

2.1                               Effects of Merger. The Merger shall have the effects specified in the DGCL and this Agreement. At the Effective Time, by virtue of the Merger and without any further action on the part of IRM, IRM REIT or the stockholders of such corporations, the following shall occur:

(a)                                 the separate existence of IRM will cease, IRM REIT will continue as the Surviving Corporation of the Merger and will possess all the rights, privileges, powers and franchises of a public or a private nature, and be subject to all the restrictions, disabilities and duties, of each of IRM REIT and IRM;

(b)                                 all and singular, the rights, privileges, powers and franchises of each of IRM REIT and IRM, and all property, real, personal and mixed, and all debts due to either IRM REIT or IRM on whatever account, as well for stock subscriptions as all other things in action or belonging to IRM REIT or IRM, will be vested in IRM REIT as the Surviving Corporation; and

(c)                                  all property, rights, privileges, powers and franchises, and all and every other interest will be thereafter as effectually the property of IRM REIT as the Surviving Corporation as they were of IRM REIT or IRM, and title to any real estate vested by deed or otherwise, under the laws of the State of Delaware, in any of IRM REIT or IRM, will not revert or be impaired by reason of the DGCL; but all rights of creditors and all liens upon any property of any of either IRM REIT or IRM will be preserved unimpaired, and all debts, liabilities and duties of IRM REIT and IRM, respectively, will thenceforth attach to IRM REIT as the Surviving Corporation, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it, all as provided under Section 259 of the DGCL.

2.2                               Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of IRM, IRM REIT or the stockholders of such corporations, the following shall occur:

(a)                                 Each outstanding share of common stock, par value $0.01 per share, or fraction thereof, of IRM (“IRM Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”), or equal fraction thereof.

(b)                                 From and after the Effective Time, shares of IRM Common Stock shall no longer be outstanding and shall be canceled and shall cease to exist. At the Effective Time, each certificate (“Certificate”) formerly representing shares of IRM Common Stock shall thereafter only represent the right to receive the consideration payable in respect of such shares under Section 2.2(a).

(c)                                  Each share of IRM Common Stock held in IRM’s treasury at the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled without payment of any consideration therefor and shall cease to exist.

(d)                                 Each share of IRM REIT Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of IRM REIT or the holder of such shares, cease to be outstanding, shall be canceled without payment of any consideration therefor and shall cease to exist.

2.3                               Dividends Declared Prior to the Effective Time.  IRM’s obligations with respect to any dividends or other distributions to the stockholders of IRM that have been declared by IRM with a record date prior to the Effective Time but not paid prior to the Effective Time will be paid by the Surviving Corporation in accordance with the terms thereof.

2.4                               IRM Stock Plans.  At the Effective Time, the rights and obligations of IRM under (1) the Iron Mountain Incorporated 2002 Stock Incentive Plan; (2) the Iron Mountain Incorporated 1995 Stock Incentive Plan; (3) the Iron Mountain Incorporated 1997 Stock Option Plan; (4) the Iron Mountain Incorporated 2013 Employee Stock Purchase Plan; (5) the LiveVault Corporation 2001 Stock Incentive Plan; (6) the Mimosa Systems, Inc. 2003 Stock Plan; (7) the Mimosa Systems, Inc. 2009 Equity Incentive Plan; and (8) any similar stock-based compensation plan adopted by IRM after the date hereof (including all amendments or modifications thereto, and all related and other agreements in connection therewith, collectively, the “Plans”), will be assumed by the Surviving Corporation in accordance with the terms thereof, and all rights of the parties thereto and the participants therein to acquire shares of IRM Common Stock on the terms and conditions of the Plans will be converted into rights to acquire shares of Surviving Corporation Common Stock, in each case, to the extent set forth in, and in accordance with, the terms of such Plans. The number of shares available for grant under each Plan as of the date specified, and the class of service providers eligible for awards under each Plan, is set forth in Schedule 2.4 attached hereto.

2.5                               Exchange of Certificates and Transfer of Uncertificated Shares.

(a)                                 As of the Effective Time, the Surviving Corporation shall deposit, or shall cause to be deposited, with Computershare Shareowner Services LLC, the transfer agent and registrar for the shares of Surviving Corporation Common Stock and the exchange agent for purposes of the Merger (the “Exchange Agent”), for the benefit of the holders of Certificates, shares of Surviving Corporation Common Stock, in an amount sufficient to effect the exchange of all Certificates for shares of IRM Common Stock pursuant to Section 2.1(a).

(b)                                 As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Certificate and to each holder of an uncertificated share of IRM Common Stock (the “Uncertificated Share”) (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificate or the Uncertificated Share shall pass, only upon delivery of the Certificate or transfer of the Uncertificated Share to the Exchange Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of Surviving Corporation Common Stock or the transfer of Uncertificated Share in exchange for an uncertificated share of the Surviving Corporation. In the case of a Certificate, upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the Certificate so surrendered shall forthwith be cancelled, and the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate evidencing the number of shares of Surviving Corporation Common Stock which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II and (B) the payment of any of dividends and other distributions that such holder has the right to receive pursuant to Section 2.5(c).  In the case of an Uncertificated Share, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), the Uncertificated Share so transferred shall forthwith be cancelled, and the holder of such Uncertificated Share shall be entitled to receive in exchange therefor (A) an uncertificated share of the Surviving Corporation Common Stock which such holder has the right to receive in respect of the Uncertificated Share transferred pursuant to the provisions of this Article II and (B) the payment of any of dividends and other distributions that such holder has the right to receive pursuant to Section 2.5(c).  No interest shall be paid or accrued on any Merger consideration or on unpaid dividends and distributions payable to holders of Certificates or Uncertificated Shares. In the event of a surrender of a Certificate or transfer of an Uncertificated Share in the name of a person other than the person in whose name such shares of IRM Common Stock are registered, a certificate evidencing the proper number of shares of Surviving Corporation Common Stock or an uncertificated share of the Surviving Corporation Common Stock, as the case may be, may be issued to such a transferee if the Certificate evidencing such securities is presented or the Uncertificated Share is transferred to the Exchange Agent, accompanied by all documents required by the Exchange Agent or the Surviving Corporation to evidence and effect such transfer and to evidence that any applicable transfer taxes have been paid.

(c)                                  No dividends or other distributions declared by the Surviving Corporation in respect of Surviving Corporation Common Stock, the record date for which is at or after the Effective Time, shall be paid by the Exchange Agent to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article II or to any holder of any Uncertificated Shares until such Uncertificated Share is transferred in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate or transfer of any such Uncertificated Share, the Exchange Agent shall release to the holder thereof, without interest, (A) at the time of such surrender or transfer, the previously reserved amount equal to the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Surviving Corporation Common Stock that had been held by the Exchange Agent for the benefit of such holder, and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Surviving Corporation Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(d)                                 At and after the Effective Time, there shall be no transfers on the stock transfer books of IRM of shares of IRM Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates representing shares of Surviving Corporation Common Stock in accordance with the procedures set forth in this Article II.

(e)                                  Any former stockholders of IRM who have not complied with this Article II within one year after the Effective Time shall thereafter look only to the Surviving Corporation for release of (A) their previously reserved shares of Surviving Corporation Common Stock deliverable in respect of each share of IRM Common Stock such stockholder holds as determined pursuant to this Agreement and (B) any dividends or other distributions paid on such shares for the benefit of such stockholders, without any interest thereon.

(f)                                   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate the shares of Surviving Corporation Common Stock deliverable in respect thereof pursuant to this Agreement.

(g)                                  None of IRM, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares or securities of IRM for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

ARTICLE III
CONDITIONS

3.1                               Conditions as to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (to the extent not prohibited by law), of the following conditions at or prior to the Closing Date:

(a)                                 This Agreement shall have been duly adopted by the requisite vote of the stockholders of IRM and IRM REIT.

(b)                                 IRM’s Board of Directors shall have determined, in its sole discretion and taking into account any legislation or proposed legislation, that the Surviving Corporation’s qualification and taxation as a REIT for federal income tax purposes is achievable and that the REIT Conversion remains in the best interests of IRM and its stockholders.

(c)                                  IRM shall have received from its tax counsel an opinion to the effect that the Merger qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and that each of IRM and IRM REIT is a party to a reorganization within the meaning of Section 368(b) of the Code.

(d)                                 The New York Stock Exchange shall have approved the listing of the Surviving Corporation Common Stock to be issued or reserved for issuance in connection with the Merger, subject to official notice of issuance.

(e)                                  The Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission by IRM REIT in connection with the Merger shall have become effective under the Securities Act of 1933, as amended, and shall not be the subject of any stop order or proceeding seeking a stop order.

(f)                                   IRM shall have terminated the REIT Status Protection Rights Agreement, dated as of December 9, 2013, between IRM and Computershare Inc., as rights agent.

ARTICLE IV
DEFERRAL AND TERMINATION

4.1                               Deferral.  Consummation of the Merger may be deferred by the Board of Directors of IRM or any authorized officer of IRM following the special meeting of the stockholders of IRM if said Board of Directors or authorized officer determines that such deferral would be advisable and in the best interests of IRM and its stockholders.

4.2                               Termination of Agreement.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption of this Agreement by the stockholders of IRM, by either (i) the mutual written consent of the Board of Directors of IRM and the Board of Directors of IRM REIT or (ii) the Board of Directors of IRM in its sole discretion.

4.3                               Effect of Termination and Abandonment.  In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article IV, this Agreement shall forthwith become null and void and have no effect and no party hereto (or any of its affiliates, directors, partners, officers or stockholders) shall have any liability or further obligation to any other party to this Agreement.

ARTICLE V
GENERAL PROVISIONS

5.1                               Further Assurances.  Each of IRM and IRM REIT shall use its best efforts to take all such actions as may be necessary or appropriate to effectuate the Merger under the DGCL. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Surviving Corporation or IRM, IRM REIT, its officers or other authorized persons of the Surviving Corporation are authorized to take any such necessary or desirable actions including the execution, in the name and on behalf of the Surviving Corporation or IRM, of all such deeds, bills of sale, assignments and assurances.

5.2                               No Appraisal Rights.  The holders of shares of IRM Common Stock are not entitled under applicable law to dissenters’ or appraisal rights as a result of the Merger or REIT Conversion.

5.3                               Entire Agreement.  This Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

5.4                               Amendment.  This Agreement may be amended by the parties hereto at any time before or after adoption of this Agreement by the stockholders of IRM, but after such stockholder adoption, no amendment shall be made which by law requires the further approval of such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

5.5                               Governing Law.  This Agreement and any claims or causes of action arising hereunder shall be governed by and construed in accordance with the laws of the State of Delaware.

5.6                               Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all of the parties hereto.

5.7                               Headings.  Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

5.8                               Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

5.9                               Waiver of Conditions.  The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

5.10                        No Third-Party Beneficiaries.  This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

IRON MOUNTAIN INCORPORATED,
a Delaware corporation
By:	/s/ Ernest W. Cloutier
Name:	Ernest W. Cloutier
Title:	Executive Vice President, General Counsel and Secretary

IRON MOUNTAIN REIT, INC.,
a Delaware corporation
By:	/s/ Ernest W. Cloutier
Name:	Ernest W. Cloutier
Title:	Executive Vice President, General Counsel and Secretary

[Signature Page to Merger Agreement]

Schedule 2.4

IRM Stock Plans

Plan	Shares Available for Grant as of June 30, 2014		Class of Eligible Recipients(1)
Iron Mountain Incorporated 2002 Stock Incentive Plan	5,177,773	(2)	key employees, directors, and certain other persons

Iron Mountain Incorporated 1995 Stock Incentive Plan(3)	64,216		persons with outstanding options granted under the Plan

Iron Mountain Incorporated 1997 Stock Option Plan(3)	154,282		persons with outstanding options granted under the Plan

Iron Mountain Incorporated 2014 Stock and Cash Incentive Plan	0	(2)	key employees, directors and certain other persons

Iron Mountain Incorporated 2013 Employee Stock Purchase Plan	1,006,117		U.S. and Canadian employees who satisfy certain guidelines

LiveVault Corporation 2001 Stock Incentive Plan(3)	10,502		persons with outstanding options granted under the Plan

Mimosa Systems, Inc. 2003 Stock Plan(3)	18,056		persons with outstanding options granted under the Plan

Mimosa Systems, Inc. 2009 Equity Incentive Plan(3)	68,692		persons with outstanding options granted under the Plan

(1)         A complete description of the class of service providers eligible for awards under each Plan (and definitions of capitalized terms) is included in each Plan document.

(2)         If the IRM stockholders approve the Iron Mountain Incorporated 2014 Stock and Cash Incentive Plan (the “2014 Plan”), 7,750,000 shares will be available for grant under the 2014 Plan and the number of shares available under the Iron Mountain Incorporated 2002 Stock Incentive Plan (the “2002 Plan”) will be reduced to the sum of (a) 300,000 shares of Common Stock plus (b) shares of Common Stock that become available under the 2002 Plan in the future as a result of the lapse or cancellation of awards under the 2002 Plan.

(3)         No new awards may be granted from the shares available under this Plan.  The shares available under this Plan represent the aggregate amount of forfeited shares since the date of the most recent grant made under this Plan as adjusted in connection with the $700.0 million special dividend we paid in November 2012 and the $700.0 million special distribution we paid in November 2014.  The shares available under this Plan will only be issued in connection with an adjustment of stock options due to an extraordinary cash dividend.